CANADIAN NATURAL RESOURCES LIMITED
COMPLETES THE ACQUISITION OF STORM RESOURCES LTD. AND
ANNOUNCES TIMING OF 2022 BUDGET RELEASE
CALGARY, ALBERTA – DECEMBER 17, 2021 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that the previously announced acquisition by Canadian Natural of all the issued and outstanding common shares of Storm Resources Ltd. (“Storm”) pursuant to a plan of arrangement has been completed.
Canadian Natural welcomes Storm employees to its Northeast British Columbia and Calgary head office teams. The acquired production, infrastructure and land complements Canadian Natural’s natural gas assets in the Northeast British Columbia area, providing the Company further opportunities to leverage synergies within our diversified portfolio.
Canadian Natural is working to finalize its 2022 Budget as we optimize and leverage synergies of the newly acquired assets. As such, the Company targets to release the details of its 2022 Budget as well as host a conference call and slide presentation on January 11, 2022. Further details of the conference call and webcast can be found on the Company's website at www.cnrl.com.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com